United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

May 26, 2021

Date of Report (Date of earliest event reported)

Locust Walk Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39866	85-3306396
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

200 Clarendon Street, 51st Floor, Boston, MA	02116
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (415) 697-0763

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	LWAC	Nasdaq Capital Market
Warrants to purchase one share of Class A Common Stock	LWACW	Nasdaq Capital Market
Units, each consisting of one share of Class A Common Stock and one- third of one Warrant	LWACU	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement

Merger Agreement

On May 26, 2021, Locust Walk Acquisition Corp., a Delaware corporation (“LWAC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among LWAC, Locust Walk Merger, Sub Inc., a Delaware corporation and a wholly owned subsidiary of LWAC (“Merger Sub”), and eFFECTOR Therapeutics, Inc., a Delaware corporation (“eFFECTOR”). Pursuant to the terms and conditions of the Merger Agreement, a business combination between LWAC and eFFECTOR will be effected through the merger of Merger Sub with and into eFFECTOR, with eFFECTOR surviving the merger as a wholly owned subsidiary of LWAC (the “Merger”). The Board of Directors of LWAC (the “Board”) has unanimously (i) approved and declared advisable the Merger Agreement, the Merger and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related matters by the stockholders of LWAC. In addition, in connection with the consummation of the Merger, LWAC will be renamed “eFFECTOR Therapeutics, Inc.”

Treatment of eFFECTOR Securities

Preferred Stock. Immediately prior to the effective time of the Merger (the “Effective Time”) and subject to the consent of the holders of 70% of eFFECTOR’s preferred stock, par value $0.0001 per share (the “eFFECTOR Preferred Stock”), each issued and outstanding share of eFFECTOR Preferred Stock will be converted into shares of the common stock, par value $0.0001 per share, of eFFECTOR (the “eFFECTOR Common Stock”) at the then-applicable conversion rates.

Warrants. Immediately prior to the Effective Time, eFFECTOR will cause each outstanding warrant to purchase shares of eFFECTOR capital stock (the “eFFECTOR Warrants”) to be exercised in full on a cash or cashless basis or terminated without exercise.

Common Stock. At the Effective Time, each share of eFFECTOR Common Stock (including shares outstanding as a result of the conversion of the eFFECTOR Preferred Stock and the exercise of the eFFECTOR Warrants, but excluding shares the holders of which perfect rights of appraisal under Delaware law) will be converted into the right to receive such number of shares of common stock, par value $0.0001 per share, of LWAC (“LWAC Common Stock”) as calculated based on the Exchange Ratio (as defined below) and a number of Earn-Out Shares (as defined below) as set forth in the Merger Agreement. “Exchange Ratio” is defined in the Merger Agreement to be 34,000,000 divided by the number of shares of fully diluted eFFECTOR capital stock (which equals the outstanding shares of eFFECTOR Common Stock and options to purchase shares of eFFECTOR Common Stock as of immediately prior to the Effective Time, after giving effect to the conversion of the eFFECTOR Preferred Stock and exercise of the eFFECTOR Warrants and as further adjusted pursuant to the Merger Agreement).

Stock Options. At the Effective Time, each outstanding option to purchase shares of eFFECTOR Common Stock will be converted into an option (each, an “Assumed Option”) to purchase shares of LWAC Common Stock equal to the number of shares subject to such option prior to the Effective Time multiplied by the Exchange Ratio, with the per-share exercise price equal to the exercise price prior to the Effective Time divided by the Exchange Ratio.

Earn-Out Shares. Following the closing of the Merger (the “Closing”), former holders of shares of eFFECTOR Common Stock (including shares received as a result of the conversion of eFFECTOR Preferred Stock and exercise of the eFFECTOR Warrants) and eFFECTOR stock options will be entitled to receive their pro rata share of up to 5,000,000 additional shares of LWAC Common Stock (the “Earn-Out Shares”) if, within a two-year period following the Closing (the “Earn-Out Period”), the closing share price of LWAC Common Stock equals or exceeds $20.00 over at least 20 trading days within a 30-day trading period (the “Triggering Event”) and, in respect of each former holder of eFFECTOR stock options, such holder continues to provide services to LWAC or one of its subsidiaries at the time of such Triggering Event. The Earn-Out Shares will also be earned and issuable in the event of a change in control of LWAC during the Earn-Out Period that results in the holders of LWAC Common Stock receiving a per-share price equal to or in excess of $20.00.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (a) entity organization, good standing and qualification, (b) capital structure, (c) authorization to enter into the Merger Agreement, (d) compliance with laws and permits, (e) financial statements and internal controls, (f) absence of certain changes and undisclosed liabilities, (g) litigation, (h) labor and employee matters, (i) environmental matters, (j) tax matters, (k) real and personal property, (l) intellectual property, (m) insurance, (n) material contracts, (o) brokers and finders, (p) regulatory compliance and (q) transactions with affiliates.

Covenants

The Merger Agreement includes customary covenants of the parties with respect to operation of their respective businesses prior to consummation of the Merger and efforts to satisfy conditions to consummation of the Merger. The Merger Agreement also contains additional covenants of the parties, including, among others, covenants providing for LWAC and eFFECTOR to use reasonable best efforts to cooperate in the preparation of the Registration Statement and Proxy Statement (as each such term is defined in the Merger Agreement) required to be filed in connection with the Merger and to obtain all requisite approvals of their respective stockholders including, in the case of LWAC, approvals of the Merger Agreement and the Merger, the restated certificate of incorporation, the share issuance under the rules of the Nasdaq Capital Market (“Nasdaq”) and the incentive award plan and employee stock purchase plan of the combined company. LWAC has also agreed to include in the proxy statement/prospectus the recommendation of the Board that stockholders approve all of the proposals to be presented at the special meeting.

LWAC Incentive Award Plan

LWAC has agreed to approve and adopt an incentive award plan (the “Incentive Plan”) and employee stock purchase plan (the “ESPP”), in each case to be effective as of the Closing and in a form mutually acceptable to LWAC and eFFECTOR. The Incentive Plan shall provide for an initial aggregate share reserve equal to 11.00% of the number of shares of LWAC Common Stock outstanding immediately following the Closing. The ESPP shall provide for an initial aggregate share reserve equal to 1.50% of the number of shares of LWAC Common Stock outstanding immediately following the Closing. Subject to approval of the Incentive Plan and the ESPP by LWAC’s stockholders, LWAC has agreed to file an effective Form S-8 Registration Statement with the Securities and Exchange Commission (the “SEC”) following the Effective Time with respect to the shares of LWAC Common Stock issuable under the Incentive Plan and ESPP.

Non-Solicitation Restrictions

Each of LWAC and eFFECTOR has agreed that from the date of the Merger Agreement to the Closing or, if earlier, the termination of the Merger Agreement in accordance with its terms, it will not initiate any negotiations with any party, or provide non-public information or data concerning it or its subsidiaries to any party relating to a Parent Acquisition Proposal, in the case of Parent, or a Company Acquisition Proposal, in the case of the Company (as such terms are defined in the Merger Agreement), or enter into any agreement relating to such a proposal. Each of LWAC and eFFECTOR has also agreed to use its reasonable best efforts to prevent any of its representatives from doing the same.

Conditions to Closing

The consummation of the Merger is conditioned upon, among other things, (i) receipt of the LWAC stockholder approval and eFFECTOR stockholder approval, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the absence of any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions, (iv) the effectiveness of the Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”), (v) LWAC having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), (vi) the common stock of the combined company to be issued pursuant to the Merger Agreement being listed or having been approved for listing on Nasdaq, (vii) the consummation of the private placement financing concurrent with the Closing, (viii) solely with respect to LWAC, (A) the representations and warranties of eFFECTOR being true and correct to applicable standards in the Merger Agreement and each of the covenants of eFFECTOR having been performed or complied with in all material respects, (B) since the date of the Merger Agreement there not having been a material adverse effect on the Company that is continuing and (C) the approval of the settlement of the eFFECTOR Warrants pursuant to the terms of such warrants and such settlement of the eFFECTOR Warrants having been consummated and (ix) solely with respect to eFFECTOR, (A) the representations and warranties of LWAC being true and correct to applicable standards in the Merger Agreement and each of the covenants of LWAC having been performed or complied with in all material respects, (B) since the date of the Merger Agreement there not having been a material adverse effect on LWAC that is continuing, (C) the effective resignations of certain directors and executive officers of LWAC, and (D) the amount of Closing Parent Cash (as defined in the Merger Agreement) being equal to or exceeding $100,000,000.

Termination

The Merger Agreement may be terminated at any time prior to the Effective Time as follows:

(i)	by mutual written consent of LWAC and eFFECTOR;

(ii)

by either LWAC or eFFECTOR if the Merger is not consummated on or before November 26, 2021 (the “Outside Date”), provided that the failure to consummate the Merger by the Outside Date is not due to a material breach by the party seeking to terminate and which such breach is the proximate cause for the conditions to close not being satisfied;

(iii)

by either LWAC or eFFECTOR if the other party has breached any of its covenants or representations and warranties such that closing conditions would not be satisfied at the Closing (subject to a 30-day cure period for breaches that are curable), provided that such right to terminate will not be available to either party if it has breached in any material respect its obligations set forth in the Merger Agreement in any manner that will have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger;

(iv)

by either LWAC or eFFECTOR if a governmental entity shall have issued a law or final, non-appealable governmental order, rule or regulation permanently restraining, enjoining or prohibiting the consummation of the Merger, provided that, the party seeking to terminate cannot have breached its obligations under the Merger Agreement in a manner that has proximately contributed to the governmental action;

(v)

by either LWAC or eFFECTOR if LWAC stockholder approval shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at the special meeting or any adjournment thereof;

(vi)	by written notice from LWAC to eFFECTOR if the eFFECTOR stockholders do not approve the merger agreement within two business days following the date of the Merger Agreement; or

(vii)

by written notice from eFFECTOR to LWAC if the Board shall have publicly withdrawn, modified, withheld or changed its recommendation to vote in favor of the Merger and other proposals, if such notice is given by eFFECTOR within 15 business days after such action (or inaction) by the Board.

The Merger Agreement and other agreements described below have been included to provide investors with information regarding their respective terms. They are not intended to provide any other factual information about LWAC, eFFECTOR or the other parties thereto. In particular, the assertions embodied in the representations and warranties in the Merger Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure letters prepared in connection with the execution and delivery of the Merger Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about LWAC, eFFECTOR or the other parties thereto at the time they were made or otherwise and should only be read in conjunction with the other information that LWAC makes publicly available in reports, statements and other documents filed with the SEC. LWAC and eFFECTOR investors and security holders are not third-party beneficiaries under the Merger Agreement.

Certain Related Agreements

Sponsor Support Agreement.    In connection with the execution of the Merger Agreement, Locust Walk Sponsor, LLC (the “Sponsor”) entered into a sponsor support agreement (the “Sponsor Support Agreement”) with LWAC and eFFECTOR, pursuant to which to which the Sponsor has agreed to vote all shares of LWAC Common Stock beneficially owned by it in favor of the Merger.

Sponsor Lock-up Agreement/Transfer Restrictions.    In connection with the execution of the Merger Agreement, the Sponsor also entered into a sponsor lock-up agreement, which shall become effective as of the Effective Time (the “Sponsor Lock-up Agreement”), with LWAC, pursuant to which, subject to certain limited exceptions, the Sponsor has agreed not to transfer any of its shares of LWAC Common Stock during the period beginning on the date of the Closing (the “Closing Date”) and ending on the earlier of (x) 270 days after the Closing Date, (y) the date on which the price of LWAC Common Stock equals or exceeds $12.00 for any 20 trading days within any 30 trading day period following the 90th day after the Closing Date, and (z) a Change of Control (as defined in the Sponsor Lock-up Agreement). The lock-up restrictions set forth in the Sponsor Lock-up Agreement supersede and replace the transfer restrictions set forth in that certain letter agreement, dated January 7, 2021, between LWAC, the Sponsor and the directors and officers of LWAC. In addition, the Amended and Restated Bylaws of LWAC to be effective upon the Closing contain certain restrictions on transfer with respect to the shares of LWAC Common Stock issued or issuable as merger consideration in connection with the Merger, including the Earn-Out Shares and any shares of LWAC Common Stock issuable upon exercise of Assumed Options, during the period beginning on the Closing Date and ending on the earlier of (a) 270 days after the Closing Date, (b) the date on which the price of LWAC Common Stock equals or exceeds $12.00 for any 20 trading days within any 30 trading day period following the 90th day after the Closing Date, and (c) a Change of Control.

Subscription Agreements/PIPE.    In connection with the execution of the Merger Agreement, LWAC entered into subscription agreements (collectively, the “Subscription Agreements”) with certain parties subscribing for shares of LWAC Common Stock (the “Subscribers”), pursuant to which the Subscribers have agreed to purchase, and LWAC has agreed to sell to the Subscribers, an aggregate of 6,000,000 shares of LWAC Common Stock, for a purchase price of $10.00 per share, resulting in an aggregate purchase price of $60,000,000. The obligations to consummate the transactions contemplated by the Subscription Agreements are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement.

Amended and Restated Registration Rights Agreement.    In connection with the Closing, eFFECTOR, LWAC, the Sponsor and certain stockholders of eFFECTOR who will receive shares of LWAC Common Stock pursuant to the Merger Agreement will enter into an amended and restated registration rights agreement (“Registration Rights Agreement”) mutually agreeable to LWAC and eFFECTOR and in substantially the form attached to the Merger Agreement, which will become effective upon the consummation of the Merger.

Employment Agreements.    In connection with the Closing, LWAC has agreed to enter into employment agreements, in form and substance reasonably acceptable to LWAC and eFFECTOR and substantially in the form attached to the Merger Agreement, with the individuals who will serve as officers of LWAC effective as of the Closing.

The foregoing descriptions of agreements and the transactions and documents contemplated thereby are not complete and are subject to and qualified in their entirety by reference to the Merger Agreement, Sponsor Support Agreement, Sponsor Lock-up Agreement and forms of the Subscription Agreement and Registration Rights Agreement, copies of each of which are filed with this Current Report on Form 8-K as Exhibit 2.1, Exhibit 10.1, Exhibit 10.2, Exhibit 10.3 and Exhibit 10.4, respectively, and the terms of which are incorporated by reference herein.

Item 3.02	Unregistered Sales of Equity Securities.

The information set forth above in Item 1.01 of this Report under the heading “Subscription Agreements/PIPE” is incorporated by reference herein. The shares of LWAC Common Stock to be issued in connection with the Subscription Agreements and the transactions contemplated thereby will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01	Regulation FD Disclosure.

On May 27, 2021, LWAC and eFFECTOR issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is furnished hereto as Exhibit 99.1.

Furnished as Exhibit 99.2 is an investor presentation that will be used by LWAC and eFFECTOR in connection with the Merger.

LWAC and eFFECTOR will hold a webcast to discuss the Merger at 9:00 am Eastern Time on May 27, 2021. A copy of the presentation and script to be used on the webcast is furnished as Exhibits 99.3 and 99.4 hereto, respectively.

The information in this Item 7.01 and Exhibits 99.1, 99.2, 99.3 and 99.4 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between LWAC and eFFECTOR All statements other than statements of historical facts contained in this report, including statements regarding LWAC or eFFECTOR’s future results of operations and financial position, the amount of cash expected to be available to eFFECTOR after the Closing and giving effect to any redemptions by LWAC stockholders, eFFECTOR’s business strategy, prospective products, product approvals, research and development costs, timing and likelihood of success, plans and objectives of management for future operations, future results of current and anticipated products and expected use of proceeds, are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the following risks relating to the proposed transaction: the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of LWAC’s securities; the failure to satisfy the conditions to closing the transaction, including the approval by the stockholders of LWAC and the receipt of certain governmental and regulatory approvals; the risk that some or all of LWAC’s stockholders may redeem their shares at the closing of the transaction; the effect of the announcement or pendency of the transaction on the eFFECTOR’s business relationships and business generally; the outcome of any legal proceedings that may be instituted related to the transaction; the ability to realize the anticipated benefits of the transaction; eFFECTOR may use its capital resources sooner than it expects; and the risks associated with eFFECTOR’s business set forth in the Appendix to the investor presentations filed as exhibits to this report. Moreover, eFFECTOR operates in a very competitive and rapidly changing environment. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond LWAC’s and eFFECTOR’s control, you should not rely on these forward-looking statements as predictions of future events. The foregoing list of factors is not exclusive, and you should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of LWAC’s Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC on March 29, 2021, the registration statement on Form S-4 discussed below and other documents filed by LWAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law. LWAC and eFFECTOR assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither LWAC nor eFFECTOR gives any assurance that either LWAC or eFFECTOR or the combined company will achieve its expectations.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between LWAC and eFFECTOR. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. LWAC intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of LWAC, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all LWAC stockholders. LWAC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of LWAC are urged to carefully read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction, including the terms of the proposed transaction, the parties involved and the risks associated with the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by LWAC through the website maintained by the SEC at www.sec.gov or by directing a request to: Locust Walk Acquisition Corp., 200 Clarendon Street, 51st Floor, Boston, MA 02116, Attention: Chris Ehrlich.

Participants in the Solicitation

LWAC and eFFECTOR and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from LWAC’s stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of LWAC and information regarding their interests in the Merger will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

2.1*	Agreement and Plan of Merger dated as of May 26, 2021, by and among Locust Walk Acquisition Corp., Locust Walk Merger Sub, Inc. and eFFECTOR Therapeutics, Inc.

10.1	Sponsor Support Agreement dated as of May 26, 2021 by and among Locust Walk Sponsor, LLC, eFFECTOR Therapeutics, Inc. and Locust Walk Acquisition Corp.

10.2	Sponsor Lock-up Agreement dated as of May 26, 2021 by and between Locust Walk Sponsor, LLC and Locust Walk Acquisition Corp.

10.3	Form of Subscription Agreement

10.4	Form of Amended and Restated Registration Rights Agreement

99.1	Press Release issued by LWAC and eFFECTOR on May 27, 2021

99.2	Investor Presentation dated May 27, 2021

99.3	Investor Presentation dated May 27, 2021

99.4	Script for Investor Webcast

*

Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). LWAC agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 27, 2021

LOCUST WALK ACQUISITION CORP.

By:	/s/ Chris Ehrlich
Name:	Chris Ehrlich
Title:	Chief Executive Officer